UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

PAIVIS, CORP.
(Exact name of registrant as specified in its charter)

Nevada	00030074	86-0871787
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

#400 - 3475 Lenox Road, Atlanta Georgia 30326
(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code:
(404) 601-2885

PAIVIS, CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

PAIVIS, CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY PAIVIS, CORP.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on May 11, 2006, of the outstanding shares of common stock, $.0001 par value (“Common Stock”), of PAVIS, CORP., a Nevada corporation (the “Registrant”), in connection with the designation by PAIVIS, CORP. of the newly elected members of the Board of Directors of the Registrant, pursuant to the terms of a Merger Agreement, dated April 21, 2006 (“Merger Agreement”), by and among the Registrant, Jupiter Global Holdings, Corp. (“Jupiter”) and a newly formed subsidiary of the Registrant established for the purpose of consummating the Merger Agreement. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Registrant’s stockholders.

On May 11, 2006, the effective date of the Merger Agreement, all of the officers and directors of the Registrant prior to the effective date of the Merger Agreement resigned in each of their respective capacities. Such officers and directors have provided to the Registrant written notices of resignation effective May 11, 2006. Also on May 11, 2006 appointments of new officers and directors for the Registrant were executed.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning the officers and director has been furnished to the Registrant by new officers and directors.

Change in Control Transaction

The Merger Agreement provides for the Registrant’s acquisition of 100% of the outstanding common stock of Jupiter in exchange for (i) the Registrant’s issuance to Jupiter stockholders of 0.46232085067036500 shares of the Registrant’s Common Stock for each share of Jupiter common stock (the “Exchange”). The issuance of the Registrant’s shares of common stock, options and warrants to the Jupiter stockholders is intended to be exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

On May 11, 2006, the Registrant consummated the transactions under the Merger Agreement (the “Closing”) and acquired 10,000,000,000 common shares of the outstanding capital stock of Jupiter in exchange for the Registrant’s issuance to the Jupiter stockholders of 4,623,208,507 shares of the Registrant’s common stock. The issuance of the Registrant’s shares of common stock to the Jupiter stockholders was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

In connection with the Merger Agreement, there will be a change of control. Prior to the Closing, the Registrant had 56,575,212 shares of Common Stock outstanding. Upon issuance of the Exchange shares following the Closing, the Registrant will have a total of 5,245,535,839 shares of common stock issued and outstanding. Upon issuance of the Exchange share, the Jupiter stockholders will own approximately 78% of the issued and outstanding shares of the Registrant’s common stock, the stockholders of the Registrant immediately prior to Closing (“Existing Stockholders”) will own approximately 12% of the shares of the Registrant’s issued and outstanding common stock.

Following the Closing, there remain 200,060,002 shares of Jupiter’s outstanding Convertible Preferred Stock that were not exchanged for the Registrant’s shares. The Merger Agreement made no provision for the exchange of the Jupiter shares of Convertible Preferred Stock.

Voting Securities

The Registrant’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Registrant’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. Upon issuance of the Exchange shares following the Closing of the Merger Agreement, there will be 5,245,535,839 shares of the Registrant’s Common Stock outstanding.

Board of Directors and Executive Officers

Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. The Registrant currently has no standing audit, nominating or compensation committees of the Board of Directors. The Registrant’s Board of Directors and executive officers prior to the Merger Agreement are set forth on the table below. Stockholders may communicate with any of the Registrant’s directors, by submitting written correspondence to the Registrant’s executive offices. The following sets forth certain information concerning Dr. Jan Stahl and Mr. Kenneth Leventhal and their respective backgrounds and experience.

Name	Age	Position
Dr. Jan Stahl	57	Chairman, Chief Executive Officer, Acting Chief
		Financial Officer, Principal Accounting Officer,
		Secretary, Director

Kenneth Leventhal	50	Secretary and Director

Dr. Jan Stahl is a New York State licensed dentist. Dr. Stahl founded the Registrant, formerly known as APO Health, and the Registrant’s wholly-owned subsidiary, in 1987, and has been its Chairman, Chief Executive Officer, Secretary and a Director since such time. Dr. Stahl's primary responsibilities for the Company were in the area of sales and marketing. Prior to founding the Registrant, Dr. Stahl was a practicing dentist in the state of New York.

Kenneth Levanthal founded Universal Medical Distributors, Inc. ("Universal"), a subsidiary of the Company, in 1985 and has served as its president since such time. Prior to founding Universal, Mr. Levanthal had been employed as Executive Vice President of Medardo Corp., a division of Omnicare, Inc., having been employed by Medardo Corp. since 1997, prior to its acquisition by W.R. Grace & Co. (the parent company of Omnicare, Inc.).

Director and Officer Compensation

During fiscal 2005 and through the date of this Information Statement, the Registrant’s officers or directors have been paid $489,453 in aggregate compensation. The determination of whether to pay compensation to the Registrant’s officers and directors is made from time to time by the Registrant’s Board of Directors. The Registrant’s officers and directors are reimbursed for any out-of-pocket expenses incurred on the Registrant’s behalf.

PAIVIS’ New Officers and Directors

In connection with the Closing, Dr. Stahl and Mr. Leventhal each resigned from their officer and director positions effective as of the Closing. Dr. Stahl and Mr. Leventhal tendered a resignation at the Closing that became effective May 11, 2006. The resignations of the directors and officers from their positions was not due to any disagreement with the Registrant.

At the Closing of the Merger Agreement, the Registrant’s directors appointed Gregory Bauer and Guriqbal Randhawa, as the two new directors of the Registrant and each has consented to serve as a director of the Registrant. Jupiter has advised the Registrant that, to its knowledge, Mr. Bauer and Mr. Randhawa, nor any of their affiliates beneficially own any equity securities or rights to acquire any such securities of the Registrant, and no such person been involved in any transaction with the Registrant or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Jupiter and the Registrant that have been described herein. Mr. Bauer and Mr. Randhawa and their affiliates currently beneficially hold no shares of the common stock of Jupiter and will hold no shares of common stock of the Registrant as a result of the Exchange. In addition, Jupiter has advised the Registrant that, to its knowledge, neither Mr. Bauer nor Mr. Randhawa is currently a director of, and neither holds any position with, the Registrant, nor do either of them have a familial relationship with any director or executive officer of the Registrant.

The following sets forth certain information concerning the Jupiter’s Designees’ background and experience:

Name	Age	Position(s)
Gregory Bauer	45	Chief Executive Officer President, Interim Financial Officer, Treasurer and Director

Guriqbal Randhawa	33	Director

Mr. Bauer currently holds the position of COO/President of Macro Communications. His primary focus has been to restructure debt and secure funding options. Since joining the team, MACRO’s debt has decreased by $3.7 million in a short period of time. In addition, he orchestrated two national distribution contracts which increased company revenue by 30%. Prior to this, Mr. Bauer successfully restructured WebUsenet as its COO and formulated a new company called WV Fiber in which his title was CEO/President. While at WV, he was responsible for setting the company’s direction and vision as a leader in the IP delivery space and delivered a sales pipeline that totaled $ 50 million in less than a year. Additionally, Mr. Bauer held the position of Executive Director of Sales at Interoute, a Pan European IP network based company in London. Before joining Interoute, he was Executive Vice President of Corporate Development for QOS Networks. During his tenure at QOS Networks he established multiple joint ventures and secured the largest bandwidth contract in the company’s history. Mr. Bauer has spent his career in a variety of leadership positions that have contributed to strong organizations. He has worked extensively with different cultures achieving success all over the world.

Mr. Randhawa is a former Wall Street analyst with more than eight years senior financial experience. He began his career with Deloitte & Touche in 1997, where he was first an auditor in Vancouver, B.C., and then a Senior Consultant with the Capital Markets Energy Trading Risk Management Practice in New York. In 2000 he joined New York-based Ziff Brothers Investments (“ZBI”), the multibillion dollar hedge fund group of one of America’s wealthiest families. As a Senior Associate at Ziff, Mr. Randhawa was responsible for following European and emerging market equities across a range of sectors. He aided ZBI in growing his investment management group from zero to 15 analysts and was assigned to lead several special projects involving more than $1 billion in total investment. In 2004, he formed Trivandrum Capital, an alternative strategy firm focused on Energy, India and Venture projects.

Mr. Randhawa graduated from the University of Victoria in 1995 with a B.A. in Economics, With Distinction. He subsequently pursued post-graduate studies in Finance and Accounting at Simon Fraser University. He is a Chartered Financial Analyst (CFA) and has completed the examinations for the Certified Public Accountant (CPA) designation.

Certain Relationships and Related-Party Transactions

Prior to the Merger Agreement, the Registrant’s offices were occupied by the Registrant under a lease between the landlord who is an unaffiliated third party and an affiliated company PJS Trading, Corp., a New York corporation ("PJS") owned by Dr. Jan Stahl. The Registrant occupied the premises under an oral agreement with PJS and Dr Stahl whereby the Registrant discharges all the obligations of the lease with the landlord. Neither PJS nor Dr. Stahl derives any profit from the Lease nor will they during the balance of the Lease Term. Management believes the terms of the lease are at least as favorable as the Registrant could obtain from unrelated third parties. Subsequent to the closing of the Merger Agreement on May 11, 2006, this related party transaction has no further effect or binding application to the Registrant.

Beneficial Ownership of the Registrant’s Common Stock

The following table sets forth, as of May 12, 2006, certain information concerning the beneficial ownership of each class of the Company’s voting stock by (i) each beneficial owner of 5% or more of the Company's voting stock, based on reports filed with the SEC and certain other information; (ii) each of the Company’s executive officers and (iii) all executive officers and directors of the Company as a group:

	Number of Shares Owned	Percentage
Name	of Record and Beneficially	Common Stock Outstanding (1)

Gregory Bauer, President, CEO, Chairman	Nil	0.00%
#400 - 6475 Lenox Road
Atlanta, GA 30326

Guriqbal Randhawa, Director	Nil	0.00%
#400 - 6475 Lenox Road
Atlanta, GA 30326

All Directors and Officers	Nil	0.00%
As a Group

______________________________________
(1)
The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based upon the issuance of the Exchange shares following the Merger Agreement of 5,245,535,839  shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Registrant’s officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Registrant copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2006.

PAIVIS, CORP.

/s/ Gregory Bauer
Gregory Bauer, President